February 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sugar Creek Financial Corp.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-192700

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Sugar Creek Financial Corp. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Tuesday, February 11, 2014, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

KEEFE, BRUYETTE & WOODS
A STIFEL COMPANY

By:	Keefe, Bruyette & Woods, Inc.

By:	/s/ Allan Jean, Director
Authorized Signatory

cc:	Christian Windsor, U.S. Securities and Exchange Commission

Jessica Livingston, U.S. Securities and Exchange Commission

Keefe, Bruyette & Woods • 10 S. Wacker Dr., Suite 3400 • Chicago, IL 60606

312.423.8200 • Toll Free: 800.929.6113 • Fax 312.423.8232